Exhibit 11.1
                                  ------------


                         STATEMENT REGARDING COMPUTATION
                              OF PER SHARE EARNINGS


Loss Per Common and Common Equivalent Share

         The computation of basic loss per common share is computed using the weighted average number of common shares outstanding during each year. The computation of diluted loss per common share is based on the weighted average number of shares outstanding during the period plus common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Options and warrants to purchase 40,630,567 and 34,079,334 shares of common stock at prices ranging from $.09 to $3.00 were outstanding at June 30, 2003 and 2002, respectively. Certain notes payable and long-term debt were convertible into a total of 14,485,345 and 9,381,533 shares of common stock at June 30, 2003 and 2002, respectively, with conversion prices ranging from $.20 to $.80. Common stock equivalents arising out of Series B Cumulative Redeemable Non-Voting Preferred Stock may arise in October 2005, if the Company elects to redeem the Series B 15% Cumulative Redeemable Non-Voting Preferred Stock in common shares instead of cash. The redemption price will be 80% of the average twenty trading day closing bid price immediately preceding redemption on October 31, 2003. If Series B 15% Cumulative Redeemable Non-Voting Preferred Stock had been required to have been redeemed at June 30, 2003, the redemption price would have been $.23 per common share, resulting in the issuance of 100,243,038 shares of common stock. The number of common shares issued on the redemption date may be more or less than that number, depending upon the redemption price in effect on the date of redemption, October 31, 2005. Common stock equivalents were not included in the diluted loss per share calculation because the effect would have been antidilutive.